

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 2, 2009

<u>VIA U.S. MAIL AND FAX (905) 943-7560</u>

Bok Wong
Chief Executive Officer, Principal Accounting Officer
Aspire International, Inc.
18 Crown Steel Drive
Markham, Ontario L3R9X8

> **Re: Aspire International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed May 4, 2009**
> **File No. 000-23689**

Dear Mr. Wong:

We issued comments to you on the above captioned filing on July 1, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 14, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 14, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Julie Sherman at (202) 551-3640, Kate Tillan at (202) 551-3604, or myself at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant